iPCS, Inc.
1901 North Roselle Road
Schaumburg, Illinois 60195

November 23, 2004

Via EDGAR and Fax No. (202) 942-9594

Attn: Cheryl Grant, Staff Attorney
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	iPCS, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed November 23, 2004 File No. 333-117944

Ladies and Gentlemen:

        In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, iPCS, Inc. (the "Registrant"), hereby requests that the effectiveness of the above-referenced Amendment No. 4 to Registration Statement on Form S-1 (the "Registration Statement") be accelerated so that the Registration Statement will become effective at 1:00 p.m., Washington, D.C. time, on November 24, 2004, or as soon thereafter as practicable.

        The Registrant hereby acknowledges:

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  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
iPCS, INC.
By:	/s/ Stebbins B. Chandor, Jr.
Name:	Stebbins B. Chandor, Jr.
Title:	Executive Vice President Operations and Chief Financial Officer